EXHIBIT 20

                                                               WesBanco

NEWS For Immediate Release

June 30, 1997                      For Further Information Contact:
                                       Edward M. George
                                       President & CEO   (304) 234-9208

                                       Nasdaq Trading Symbol: WSBC

WesBanco Consummates Merger With Shawnee Bank, Inc.

Wheeling, WV . . . . Edward M. George, President and Chief
Executive Officer of WesBanco, Inc., a multi-state multi-bank holding company headquartered in Wheeling, West Virginia, announced today the consummation of the merger of Shawnee Bank, Inc. (Shawnee), Charleston, West Virginia, into WesBanco affiliate, WesBanco Bank Charleston.

As a result of the merger, Shawnee shareholders received 10.094 shares of WesBanco common stock for each share of Shawnee common stock in a tax-free exchange. The transaction, which will be accounted for as a purchase transaction, was based upon a fixed exchange ratio that was not affected by a recently announced WesBanco common stock split.

As a result of a 3 for 2 stock split, which will be effected in the form of a fifty percent (50%) stock dividend payable on August 1, 1997 to shareholders of record on July 15, 1997, Shawnee shareholders will receive additional split shares of WesBanco stock.

Under the terms of the merger, Mr. R. Brawley Tracy, Chairman of the Board of Shawnee, and Ms. Brenda H. Robertson, President of
Shawnee, will be elected to the WesBanco Charleston Board of Directors.

With the consummation of this merger, WesBanco operates 45 banking offices in West Virginia and Ohio and operates six mortgage company offices in West Virginia with total assets in excess of $1.7 billion.

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